Exhibit 99.28

CONSENT OF D. LISTER

I hereby consent to the use of my name in connection with the following report and document, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.               The technical report dated August 20, 2007, entitled “Technical Report on the Gualcamayo Property – San Juan Province, Argentina” (the “Gualcamayo Technical Report”); and

2.               The annual information form of the Company dated March 24, 2008, which includes reference to my name in connection with information relating to the Gualcamayo Technical Report and the properties described therein.

Date: March 31, 2008

/s/ Diane Lister
Name: Diane Lister, M.A.Sc., P. Eng. Title: Altura Consulting